SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Metrika Systems Corporation
                        -------------------------------
                       (Name of Subject Company (Issuer))

                    Thermo Instrument Systems Inc. (Offeror)
               Thermo Electron Corporation (Affiliate of Offeror)
                 ---------------------------------------------
        (Names of Filing Persons (Identifying Status as Offeror, Issuer
                               or Other Person))


                          Common Stock, $.01 par value
                           --------------------------
                         (Title of Class of Securities)


                                   59159M 10 6
                            -----------------------
                     (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                           -------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

----------------------------------------------------------- --------------------
Transaction Valuation*                                      Amount of Filing Fee

----------------------------------------------------------- --------------------
Filing relates solely to preliminary communications made    None.
before the commencement of a tender offer.
----------------------------------------------------------- --------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________

Form or Registration No.: _____________

Filing Party: ________________________

Date Filed:  _________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE:

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

        Thermo Instrument to Take Additional Public Subsidiaries Private;
               Announces Thermo Electron's Proposed Exchange Offer


WALTHAM, Mass., January 31, 2000 - Thermo Instrument Systems Inc. (ASE-THI) announced today that it plans to take private Thermo Optek Corporation, ThermoQuest Corporation, Thermo BioAnalysis Corporation, Metrika Systems Corporation, and ONIX Systems Inc. In addition, Thermo Instrument announced that its parent company, Thermo Electron Corporation (NYSE-TMO), plans to take it private. These actions are part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Because Thermo Instrument currently owns more than 90 percent of the outstanding shares of Thermo Optek and ThermoQuest common stock, these two companies are expected to be spun in for cash through a "short-form" merger, at $15.00 and $17.00 per share, respectively.

         In addition, Thermo Instrument will make cash tender offers of $28.00 per share for Thermo BioAnalysis, $9.00 per share for Metrika Systems, and $9.00 per share for ONIX Systems, in order to bring its own equity ownership in each of these companies to at least 90 percent. If successful, each of these companies would then be spun into Thermo Instrument through a short-form merger at the same cash prices as the tender offers.

         Thermo Instrument currently owns approximately 67.3 percent, 70.5 percent, and 80.3 percent of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX Systems common stock, respectively. Thermo Electron, which currently owns approximately 20.8 percent, 8.5 percent, and 2.1 percent of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX Systems common stock, respectively, will tender its shares to Thermo Instrument in these tender offers.

         Following these tender offers, Thermo Instrument, in turn, would be taken private. Thermo Electron has announced that it plans to conduct an exchange offer for any and all of the outstanding shares of Thermo Instrument common stock held by minority shareholders. In the exchange offer, holders of Thermo Instrument common stock would receive shares of Thermo Electron common stock in exchange for their Thermo Instrument shares. Thermo Electron expects to announce the exchange ratio for this transaction shortly after Thermo Instrument conducts the tender offers for Thermo BioAnalysis, Metrika Systems, and ONIX Systems.

         Thermo Electron, which currently owns approximately 87.8 percent of the outstanding shares of Thermo Instrument common stock, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90 percent. If Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo Instrument through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock in exchange for their Thermo Instrument common stock at the same ratio.

         The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings; the exchange offer will require establishment of the exchange ratio. The short-form

                                     -more-
merger would not require Thermo Instrument board or shareholder approval. In addition, depending on the exchange ratio that is set and the number of Thermo Electron shares outstanding at the time of the transaction, the issuance of Thermo Electron common stock in the Thermo Instrument spin-in may require approval of Thermo Electron's shareholders, according to New York Stock Exchange rules.

         Thermo Instrument plans to conduct its subsidiary tender offers during the second quarter of 2000. If Thermo Instrument successfully obtains ownership of at least 90 percent of the outstanding Thermo BioAnalysis, Metrika Systems, and ONIX Systems shares, it expects to complete these spin-ins by the end of the second quarter of 2000. The Thermo Optek and ThermoQuest transactions are also expected to be completed by the end of the second quarter of 2000. Thermo Electron plans to conduct the exchange offer for Thermo Instrument's common stock during the third quarter of 2000. If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermo Instrument shares, it expects to complete the spin-in of Thermo Instrument by the end of the third quarter of 2000.

         Obligations under Thermo Instrument's 4% convertible subordinated debentures due January 15, 2005, and its 4 1/2% convertible senior debentures due October 15, 2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.

         Spectra-Physics Lasers, Inc., acquired indirectly by Thermo Instrument as part of its February 1999 acquisition of Spectra-Physics AB, will remain a public subsidiary while Thermo Instrument and Thermo Electron continue to evaluate the Spectra-Physics Lasers business. Thermo Instrument owns approximately 80.4 percent of the outstanding shares of Spectra-Physics Lasers common stock.

         Thermo Instrument Systems Inc. is a leading provider of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. The company also develops and manufactures instruments used to monitor radioactivity and air pollution; life science instruments and consumables; and imaging, inspection, measurement, and control instruments for various industrial processes. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:


         * TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
         * OFFERS TO PURCHASE
         * LETTERS OF TRANSMITTAL
         * NOTICES OF GUARANTEED DELIVERY


                                     -more-

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMO INSTRUMENT SYSTEMS INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's acquisition and spinout strategies, competition and technological change, intellectual property rights and litigation, dependence on certain key industries and international operations, possible changes in governmental regulations, capital spending and government funding policies, and the potential impact of the year 2000 on processing date-sensitive information.

SCRIPT:

Talking Points for Conference Call, January 31, 2000

We are announcing today a bold plan to deliver shareholder value by splitting the company into three independent entities - vastly simplify Thermo Electron

     There are three components:

     1.   Spinning in almost all remaining public subsidiaries

     2. Spinning off to shareholders two companies: Thermo Fibertek and newly created Medical Products company

     3.   Selling businesses with approximately $1.2 billion in revenues

     Ultimately - when all is said and done - Thermo Electron will become ONE integrated, publicly traded company


     - TMO shareholders should have added value by owning three entirely independent and separate companies:

          Each focused on its own customers and markets

          Each with strong competitive positions in the markets they address

          Each with solid growth prospects

     - Spin-ins and spinoffs will eliminate structural complexity - easier for both shareholders and managers

     -    TMO will focus solely on core measurement and detection business

     - Divestitures will generate significant cash to support aggressive growth plans for the measurement and detection instruments business
          - fund internal growth and acquisitions

     -    Goal is to become pre-eminent global instrument company

     -    Emerge as one highly integrated company

     This plan is result of six months of complete review of Thermo's operations with help of McKinsey, J.P. Morgan, and the Beacon Group:

     - Everything was on table in review of our businesses - we considered every major alternative

     - Our sole objective: create value for shareholders - this one, by far, will offer the most value to shareholders


     Timeframe:

     - We recognize speed is very important - so we are proceeding on an accelerated basis

     - We have outlined in this plan definitive time frames and definitive steps


     Spin-ins:

     -    Essentially completed: 9 of the 12 transactions announced in May

     - Today we have announced the terms for the 3 remaining deals pending from May

     -    As well as 7 new spin-ins

     -    We announced terms for 8 spin-ins this morning - 7 cash and 1 stock

     - Our goal is to complete 7 cash spin-ins in Q2 - and to complete other 3 spin-ins in Q3

     Spin-offs:

     - We are announcing the spin-off of Fibertek/Fibergen and a new Medical Products company, created by combining many of our existing businesses

     - Need favorable letter ruling from IRS - Had a positive meeting with IRS to review our plans

     - Time frame largely dictated by IRS: expect to complete spinoffs late 2000 or early 2001


     Divestitures:

     - We are announcing divestitures of businesses with revenues of $1.2 billion

     - We expect these divestitures to generate proceeds of approximately $1 billion

     - Already generated approximately $180 million in pretax proceeds from divestitures we've completed since May

     - Starting to work immediately on new divestitures and expect to complete deals within one year - some already underway

     - Selling many excellent businesses (e.g. Cardio and Retec) that have strong prospects but will fit better with more strategically aligned owner


     Thermo Ecotek

     - Committed to spin-in, but under new focused strategy, no longer a core business. Continuing to evaluate strategic options

     - Ecotek will proceed with its ongoing power projects using its own resources to fund development

Thermo Electron shareholders will own shares in three strong, independent companies:


     Fibertek

     -    Almost $250 million in revenues with strong core  business  addressing
          paper  industry  and  exciting   Fibergen  new  venture   focusing  on
          fiber-based composite materials

     - Core business excellent bookings Q3+Q4, and rebounding from slump in paper market

     - Better able to raise capital to expand into other industries with separation technology

     - Large upside potential with Fibergen's new fiber-based composite materials. Fibergen just starting to sell its new plastic wood product. Fibergen has proprietary process to create competitive product with very strong specs that addresses large potential market.


     Medical Products company

     -    Approximately   $350   million  in  revenues   consisting   mostly  of
          respiratory and pulmonary care, as well as in neurodiagnostic and patient monitoring businesses.

     - Strong niche positions - #1 in neurodiagnostic and monitoring equipment (lots of potential with new trend toward telemedicine and remote monitoring) and #2 in respiratory and pulmonary care products, highly profitable businesses

     -    Now will be managed for higher revenue growth

     -    Started  search  for  CEO  with  strong  medical   products   industry
          background

The New Thermo Electron - Measurement and Detection Instruments

     - Roughly $2.5 billion company with strong position in many markets it addresses

     - If you look at the current market valuation of our instruments business compared to our principal competitors, you will see that we are substantially undervalued

     - Strong growth prospects, particularly in our businesses that serve customers in life sciences and telecommunication industries.

     -    We plan to invest significant resources in expanding these two areas -
          through  internal  R&D,  strategic  partnerships,   and  complementary
          acquisitions

     - And we will have the money to do it - nearly a billion dollars from divestitures



Thermo Electron vision is very clear and straightforward:

To channel ALL our resources - financial, human, and technological - to become the preeminent provider of measurement and detection instruments in exciting markets, such as life sciences and telecommunications


     -    Thermo  Electron   tradition  of  product  innovation  and  excellence
          continues

     - Our mission remains the same: use technology to solve society's pressing problems by identifying and bringing new technologies to the marketplace and providing superior value to our customers

     -    Renewed focus on growth - with an emphasis on internal growth

Thermo Electron is poised to deliver value to shareholders, employees, and customers - We're very excited about this plan and have already hit the ground running


OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:


         * TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
         * OFFERS TO PURCHASE
         * LETTERS OF TRANSMITTAL
         * NOTICES OF GUARANTEED DELIVERY



YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMO INSTRUMENT SYSTEMS INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.